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                                                                EXHIBIT (a)(12)
                           ANSALDO TRASPORTI S.p.A.

                                                      Contact: Giuseppe Gallini
                                                      Telephone: 39-081-243-2236
                                                      Facsimile: 39-081-243-2699

                              ANSALDO TRASPORTI
              ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD
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April 19, 2000 (Rome, Italy)

In connection with its tender offer to acquire all of the common shares of Ansaldo Signal N.V. that it did not already own, Ansaldo Trasporti S.p.A. today announced that the subsequent offering period for such tender offer expired at 5:00 p.m. New York City time on April 18, 2000. An additional 167,030 common shares of Ansaldo Signal were deposited with The Bank of New York, depositary for the tender offer, during the subsequent offering period. Common shares of Ansaldo Signal were accepted and promptly paid for by Ansaldo Trasporti as they were tendered during the subsequent offering period. As of today Ansaldo Trasporti owns 20,424,539 common shares, or approximately 99.9% of the total issued and outstanding common shares of Ansaldo Signal.

The common shares of Ansaldo Signal were delisted from the Nasdaq National Market at the close of trading on Tuesday, March 21, 2000.

Ansaldo Trasporti S.p.A., an Italian corporation and a majority-owned subsidiary of Finmeccanica S.p.A., is a manufacturing company engaged in the design, manufacture and sale of freight and light rail cars and systems.